SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 2049
                   ___________________________________________

                       SCHEDULE 13D/A2 (Amendment No. 2)*
                    Under the Securities Exchange Act of 1934

                          Targeted Genetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87612M108
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Plaza
                                Dublin 2, Ireland
                                (353) 1-709-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  249908-10-4
--------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSONS
    Elan Corporation, plc
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    N/A
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions)
    WC, OO
--------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
    Ireland
--------------------------------------------------------------------------------
Number of         (7)    SOLE VOTING POWER
Shares                   0
--------------------------------------------------------------------------------
Beneficially      (8)    SHARED VOTING POWER
Owned                    12,064,882
--------------------------------------------------------------------------------
by Each           (9)    SOLE DISPOSITIVE POWER
Reporting                0
--------------------------------------------------------------------------------
Person With       (10)   SHARED DISPOSITIVE POWER
                                   12,064,882
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,064,882
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)
     CO
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                                  Page 2 of 12

--------------------------------------------------------------------------------
CUSIP No.  249908-10-4
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS Elan International Services, Ltd.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      N/A
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions)
      WC, OO
--------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
--------------------------------------------------------------------------------
Number of         (7)    SOLE VOTING POWER
Shares                   0
--------------------------------------------------------------------------------
Beneficially      (8)    SHARED VOTING POWER
Owned                    12,064,882
--------------------------------------------------------------------------------
by Each           (9)    SOLE DISPOSITIVE POWER
Reporting                0
--------------------------------------------------------------------------------
Person With       (10)   SHARED DISPOSITIVE POWER
                         12,064,882
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,064,882
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)  [  ]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.8%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 9, 1999 by Elan International Services, Ltd. ("EIS"), a Bermuda exempted limited liability company and wholly-owned subsidiary of Elan Corporation, plc ("Elan"), an Irish public limited company, as amended by the Schedule 13D/A1 filed with the Commission on November 5, 2003 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Targeted Genetics Corporation (the "Issuer"), a Washington corporation whose principal offices are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan and EIS. Elan's principal place of business is Lincoln House, Lincoln Place Dublin 2, Ireland. Elan is a worldwide pharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

     During the last five years, neither Elan, EIS nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to a Securities Purchase Agreement dated July 21, 1999 by and among Elan and EIS, on the one hand, and the Issuer, on the other hand (the "Securities Purchase Agreement"), EIS acquired (a) 2,148,899 shares of Common Stock of the Issuer for consideration of $5,000,000 and (b) 12,015 shares of Series B Convertible Exchangeable Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), of the Issuer for consideration of $12,015,000. The source of the funds used in acquiring the above-referenced securities was working capital.

     Pursuant to its terms, the Series B Preferred Stock accrued dividends until July 21, 2005 at an annual rate of 7.0% of $1,000 per share plus accrued dividends thereon, compounded semi-annually, payable by the issuance of additional shares of Common Stock upon conversion of the Series B Preferred Stock. Each share of Series B Preferred Stock was convertible, without payment of any additional consideration by the holder and at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock determined by dividing $1,000 plus any accrued and unpaid dividends by a conversion price of $3.32 per share of Common Stock, subject to customary antidilution adjustments. As of March 31, 2004, the Series B Preferred Stock plus accrued dividends was convertible into an aggregate of 4,993,946 shares of Common Stock.

     At the time of entering into the Securities Purchase Agreement, the Issuer and Elan formed Emerald Gene Systems, Ltd. ("Emerald"), pursuant to which they entered into a joint venture relationship (the "Joint Venture").

     On March 31, 2004 (the "Effective Date"), Elan, Elan Pharma International Limited ("EPIL"), EIS, the Issuer and Emerald executed a Termination Agreement (the "Termination Agreement"), pursuant to which, among other things, (i) certain agreements relating to the Joint Venture were terminated, (ii) EIS agreed to convert on the Effective Date the Series B Preferred Stock plus all accrued and unpaid dividends thereon and (iii) in consideration for the Issuer agreeing to certain amendments to the contractual restrictions governing the transfer of the Common Stock held by EIS, described in Item 6 below, EIS agreed to waive the right to receive upon conversion of the Series B Preferred Stock, and accrued and unpaid dividends thereon any shares of Common Stock in excess of 4,330,000 shares.

     Upon the exercise by the Issuer of a right to require EIS to purchase additional shares of Common Stock pursuant to the Securities Purchase Agreement, on August 9, 2000, EIS acquired 382,739 shares of Common Stock of the Issuer for consideration of $5,000,000. The source of the funds used in acquiring these shares of Common Stock of the Issuer was working capital.

     In addition, pursuant to the Securities Purchase Agreement, the Issuer issued to EIS a convertible promissory note in an aggregate principal amount of up to $12,015,000 (the "Convertible Note"). The Convertible Note was subsequently transferred to Elan Pharma International Limited, an affiliate of EIS and wholly-owned subsidiary of Elan, but the right to convert the Convertible Note and receive Common Stock upon conversion was retained by EIS. The Issuer made draw-downs in the aggregate amount of $7,950,000, on the following dates and in the following amounts: September 26, 2001 ($2,000,000), April 25, 2002 ($2,000,000), June 28, 2002 ($3,000,000), and August 9, 2002
($950,000). Interest on each drawdown of the Convertible Note accrued at an annual rate of 12.0%, compounded on each semi-annual anniversary of such drawdown. At the Issuer's option, accrued interest was capitalized and added to the principal amount outstanding on each compounding date. The Convertible Note had a stated maturity of July 21, 2005. Each tranche (consisting of a drawdown or accrual of interest) of the Convertible Note was convertible at any time prior to repayment in full into a number of shares of Common Stock equal to the principal amount of such tranche and all accrued and unpaid interest thereon divided by a per share price calculated as 150% of the average of the closing price of the Common Stock for the 60 trading days ending two business days prior to the date that the tranche was requested by the Issuer. As of September 2, 2003, the date of repayment of the Convertible Note, the Convertible Note was convertible at the option of the holder into 5,203,243 shares of Common Stock. In addition, the Convertible Note was prepayable at the option of the Issuer on a per tranche basis by the issuance of a number of shares of Common Stock equal to the outstanding principal amount of such tranche and any and all accrued and unpaid interest thereon divided by the lesser of (1) the price equal to the average of the closing price of the Common Stock for the 60 trading days prior to the date of repayment and (2) the conversion price for conversion at the option of the holder of the conversion right. On September 2, 2003, EIS acquired an aggregate of 5,203,243 shares of the Common Stock as repayment of all principal of and accrued interest on the Convertible Note at the following prices: (a) 3,577,879 shares at a price of $2.09, (b) 487,248 shares at a price of $1.95, (c) 101,439 shares at a price of $1.88, (d) 107,044 shares at a price of $1.19, (e) 124,630 shares at a price of $0.96, (f) 217,549 shares at a price of $0.83, (g) 87,922 shares at a price of $0.65, (h) 221,757 shares at a price of $0.57 and (i) 277,775 shares at a price of $0.49.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     EIS acquired the above-referenced  securities for investment  purposes,  as
interest  on  the  Convertible   Promissory  Note  or  in  connection  with  the
Termination Agreement.

     The Issuer has granted to EIS certain demand and piggyback registration rights for the shares of Common Stock held by EIS.

     EIS and the Issuer agreed in the Securities Purchase Agreement that for so long as EIS and/or its affiliates or subsidiaries collectively own at least 5% of the shares of Common Stock and/or common stock equivalents of the Issuer on a fully diluted basis, EIS would have the right to nominate one director for election to the Issuer's Board of Directors who was required to be a member of senior management of Elan, or otherwise acceptable to the Issuer. EIS never nominated a director and its right to nominate a director was terminated pursuant to the Termination Agreement.

     EIS intends to sell shares of the Common Stock from time to time in open market transactions, subject to market conditions and the volume restrictions described in Item 6. EIS expects to evaluate its investment in the Issuer on an ongoing basis and EIS may determine to change its investment intent with respect to the Issuer at any time. In determining from time to time whether to sell or to retain its holdings of remaining securities of the Issuer, EIS will take into consideration such factors as it deems relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. Subject to the volume restrictions described in Section 6 below and any restrictions imposed under applicable securities laws, EIS reserves the right to dispose of all or a portion of its holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

     Except as set forth above in Item 3 or this Item 4 above, neither Elan nor EIS has any plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary   corporate   transaction  such  as  a  merger,
     reorganization   or  liquidation   involving  the  Issuer  or  any  of  its
     subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of term of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g)  Changes  in  the  Issuer's  charter,   by-laws,   or  instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Market;

          (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

          (j) Any action similar to any of those enumerated above.

     The foregoing descriptions of the Securities Purchase Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof. The Securities Purchase Agreement and the Termination Agreement are incorporated by reference herein.

Item 5.  Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) As of April 6, 2004, Elan (indirectly) and EIS (directly) each beneficially own 12,064,882 shares of Common Stock, representing 14.8% of the outstanding shares of Common Stock (based on 81,574,183 shares of Common Stock outstanding, including 77,244,183 shares of Common Stock outstanding on March 1, 2004, as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on 3/24/04 plus 4,330,000 shares issued upon conversion of the Series B Preferred Stock).

          (b) As of April 6, 2004, Elan and EIS have shared voting and dispositive power over 12,064,882 shares of Common Stock and no sole voting or dispositive power over shares of Common Stock.

          (c) On March 31, 2004, EIS converted the Series B Preferred Stock plus all accrued and unpaid dividends thereon and received 4,330,000 shares of Common Stock, having waived the right to receive additional shares of Common Stock upon conversion.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Securities Purchase Agreement provided that, except with respect to certain permitted transfers or assignments, EIS was restricted from transferring or assigning the Series B Preferred Stock, the Common Stock, or the Convertible Note, or any interest therein, without the prior written consent of the Issuer. In the Termination Agreement, the parties terminated such restrictions and agreed that EIS will be prohibited from transferring securities of the Issuer unless it complies with volume restrictions equivalent to those found in Rule 144(e)(1) under the Securities Act of 1933, except that, from November 1, 2004 until December 31, 2004, EIS shall be permitted to sell a number of shares equal to 150% of the number of shares that would be permitted to be sold pursuant to Rule 144(e)(1) and, after December 31, 2004, EIS shall be permitted to sell a number of shares equal to 175% of the number of shares that would be permitted to be sold pursuant to Rule 144(e)(1); provided, further, that some sales of blocks ("cross transactions" posted by EIS's principal broker) of 100,000 or more shares of Common Stock shall not be subject to such above-agreed volume restrictions.

     The volume limitations set forth above do not apply to transfers of securities to EIS's affiliates or subsidiaries, provided the above referenced volume limitations shall continue to apply to such shares.

     Until such time as the holdings of Common Stock by EIS, including its affiliates and subsidiaries, is less than 5% of JVP's total common shares outstanding, EIS shall report to JVP within 15 days of the end of each calendar quarter, its then current holdings of JPV Common Stock and cross transaction block trades during the quarter that are excluded from the volume limitations.

     The  Parties   recognize  that  such  securities  also  remain  subject  to restrictions imposed under applicable securities laws.

     Except as described in Items 3 and 4, there are no other contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          1. Joint Filing Agreement dated November 5, 2003 between Elan and EIS.(1)

          2. Securities Purchase Agreement, dated as of July 21, 1999.(2)

          3. Convertible Promissory Note, dated July 21, 1999.(2)

          4. Articles of Amendment of the Issuer incorporating the Designation of Rights and Preferences of Series B Preferred Stock filed with the State of Washington on July 21, 1999.(2)

          5. Registration Rights Agreement, dated as of July 21, 1999.(2)

          6. Termination Agreement, dated as of March 31, 2004.(3)



----------

1 Filed as an Exhibit to the Schedule 13D/A1 filed by Elan and EIS on November 5, 2003.

2 Incorporated Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 4, 1999 (Commission File No. 000-23930).

3 Incorporated by reference to the Issuer's Current Report on Form 8-K dated April 6, 2004 (Commission File No. 000-23930); confidential treatment of portions of such Agreement has been requested.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2004
                                ELAN CORPORATION, PLC


                                By:  /s/  William F. Daniel
                                     -------------------------------------
                                     Name:    William F. Daniel
                                     Title:  Executive Vice President
                                             and Company Secretary
Dated:  April 6, 2004
                                ELAN INTERNATIONAL SERVICES, LTD.


                                By:  /s/  Debra Moore Buryj
                                     -------------------------------------
                                     Name:    Debra Moore Buryj
                                     Title:   Vice President

                                   SCHEDULE A

     The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

          1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154,
     (c) President and Chief Executive Officer, and (d) United States.

          2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

          3. (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Company Secretary, and (d) Ireland.

          4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

     The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

          1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

          2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

          3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

          4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and (d) United Kingdom.

          5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

          6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

          7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

          8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

          9. (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland, (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and
     (d) Ireland.

          10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

          11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

          12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

     The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

          1. Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

          2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, , Bermuda, (c) Director and Vice President and, (d) United States.

          3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated November 5, 2003 between Elan and EIS.(4)

2.   Securities Purchase Agreement, dated as of July 21, 1999.(5)

3.   Convertible Promissory Note, dated July 21, 1999.(2)

4. Articles of Amendment of the Issuer incorporating the Designation of Rights and Preferences of Series B Preferred Stock filed with the State of Washington on July, 21, 1999.(2)

5.   Registration Rights Agreement, dated as of July 21, 1999.(2)

6.   Termination Agreement, dated as of March 31, 2004.(3)



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1        Filed as an Exhibit to the Schedule 13D/A1 filed by Elan
         and EIS on November 5, 2003.

2        Incorporated Incorporated by reference to the Issuer's
         Current Report on Form 8-K dated August 4, 1999
         (Commission File No. 000-23930).

3 Incorporated by reference to the Issuer's Current Report on Form 8-K dated April 6, 2004 (Commission File No.
         000-23930); confidential treatment of portions of such Agreement has been requested.